TNS House
Westgate
London
W5 1UA

Tel ++44 208 967 1511
Fax+44 208 967 1446
Jackie.stevens@tns-global.com

Jackie Stevens
Assistant to the Company Secretariat

By Courier

Securities and Exchange Commission
Filing Desk
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street N.W
Washington DC 20549
United States

05007243

5th April 2005

SUPPL

Dear Sir/Madam

Re: Taylor Nelson Sofres plc: file no 82-4668

In accordance with the requirements of rule 12-g3-2b please find enclosed the following for Taylor Nelson Sofres plc:

1. Taylor Nelson Sofres plc – RNS Announcement – Director Shareholding – 05/04/05.

I trust the above is in order, please do not hesitate to contact me should you have any queries.

Please could you acknowledge receipt of this letter and the documents enclosed herewith, by stamping the enclosed copy of this letter and returning it to the Company in the enclosed self-addressed envelope.

Yours faithfully

Jackie Stevens

Jackie Stevens

Enc.

PROCESSED
APR 25 2005
THOMSON
FINANCIAL

SEC MAIL PROCESSING
RECEIVED
APR 08 2005
WASH. D.C.
SECT. O.

dlw 4/19

F:\Users\CompanySecretarial 050101\Plc\Letters\SEC Letters 2005\050406 - (Securities & Exchange Commission)(RNS Announcement)(Director shareholding).doc

File No. 82-4668

Taylor Nelson Sofres RNS Announcement Status List

RNS Copyback (Action Required)

RNS No	Company	Headline (Vendor Text)	Embargo	Status	Last Status Update	Add Dist	Replaces	Actions
None								

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RNS Reach Copyback (Action Required)

RNS No	Company	Headline (Vendor Text)	Embargo	Status	Last Status Update	Add Dist	Replaces	Actions
None								

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Unsubmitted RNS

Company	Headline	Embargo	Last Update	Add Dist	Replaces	Actions
None						

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RNS

RNS No	Company	Headline	Embargo	Status	Last Status Update	Add Dist	Replaces	Actions
6677K	Taylor Nelson Sofres PLC	Director Shareholding		Released	17:19 5 Apr 05			Replace
3548K	Taylor Nelson Sofres PLC	Annual Report and Accounts		Released	16:11 30 Mar 05			Replace
2289K	Taylor Nelson Sofres PLC	Holding(s) in Company		Released	17:01 24 Mar 05			Replace

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Unsubmitted RNS Reach

File no. 82-4668

Company	Headline	Embargo	Last Update	Add Dist	Replaces	Actions
None						

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RNS Reach

RNS No	Company	Headline	Embargo	Status	Last Status Update	Add Dist	Replaces	Actions
None								

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File no. 82-4668

View Announcement

status list

Announcement Details

Company	Headline	Embargo	Last Update	Add Dist Replac
Taylor Nelson Sofres PLC	Director Shareholding		17:19 5 Apr 05	

Full Announcement Text

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

AVS NO

All relevant boxes should be completed in block capital letters.

1. Name of company Taylor Nelson Sofres plc	**2.** Name of director Stephan Buck
3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest Stephan Buck	**4.** Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified) Stephan Buck
5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s) N/A	**6.** Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary /non discretionary Sale of shares

7. Number of shares/amount of stock acquired N/A	**8.** Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage) N/A	**9.** Number of shares/amount of stock disposed 30,000	**10.** Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage) 0.007%
11. Class of security Ordinary Shares 5 pence each	**12.** Price per share 223 pence	**13.** Date of transaction 5 April 2005	**14.** Date company informed 5 April 2005

15. Total holding following this notification 33,000	**16.** Total percentage holding of issued class following this notification (any treasury shares held by company should not be taken into account when calculating percentage) 0.007%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant	**18.** Period during which or date on which exercisable

File no. 82-4668

19.	Total amount paid (if any) for grant of the option	20.	Description of shares or debentures involved: class, number
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	22.	Total number of shares or debentures over which options held following this notification

23.	Any additional information	24.	Name of contact and telephone number for queries IAN PORTAL, GROUP COMPANY SECRETARY 020 8967 2196

25.	Name and signature of authorised company official responsible for making this notification IAN PORTAL, GROUP COMPANY SECRETARY
Date of notification 5 April 2005	

File no. 82-466

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END

status list